Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Closing of Underwritten Public Offering

Mississauga, Ontario – May 16, 2014 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the "Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has successfully completed its previously announced underwritten public offering of 1.5 million common shares (the "Offering") (1,000,000 shares from treasury and 500,000 secondary shares by CommScope, Inc. of North Carolina (“CommScope”) a selling shareholder) at a price of US$15.00 per share. After deducting the underwriter discount and commissions, the Company received proceeds before expenses of US$14,212,500.

The Company intends to use its net proceeds from the Offering primarily for general corporate purposes, including to support any negative cash flows from operating activities. The Company will not receive any proceeds from the sale of common shares by CommScope.

Canaccord Genuity is acting as the sole book-running manager, and Craig-Hallum Capital Group and Roth Capital Partners are acting as co-managers for the Offering.

The common shares described above were offered by the Company and CommScope pursuant to the Company's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the "SEC") and its corresponding Canadian base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec. A final prospectus supplement relating to the Offering was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Quebec. Copies of the final prospectus supplement and the accompanying base shelf prospectus relating to the Offering may be obtained upon request by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone at (617) 371-3900. Electronic copies of the preliminary and final prospectus supplements and the accompanying base shelf prospectus can be obtained on the SEC's website at www.sec.gov or on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall there be any sale of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related  infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Investor Contacts: Bob Motz, Chief Financial Officer (905) 361-3660 investors@hydrogenics.com Chris Witty Hydrogenics Investor Relations (646) 438-9385 cwitty@darrowir.com